                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                (AMENDMENT NO. 2)



                                  Excite, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   300904 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       Catherine L. Valentine, Esq.                    Timothy Hoxie, Esq.
                Intuit Inc.                      Heller Ehrman White & McAuliffe
               P.O. Box 7850                             333 Bush Street
            2550 Garcia Avenue                    San Francisco, CA  94104-2878
       Mountain View, CA  94039-7850                     (415) 772-6000
              (650) 944-6656
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 11, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule; including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D/A


CUSIP NO.         300904 10 9

--------------------------------------------------------------------------------

          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INTUIT INC.; 77-0034661
--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------

    3     SEC USE ONLY

--------------------------------------------------------------------------------

    4     SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE (USA)
--------------------------------------------------------------------------------

                          7    SOLE VOTING POWER

                               1,000,000 SHARES (SUBJECT TO A VOTING AGREEMENT -
                               SEE ITEMS 4 THROUGH 6)
        NUMBER
          OF                   4,350,000 (SUBJECT TO A VOTING AGREEMENT AND A
        SHARES                 TERM SHEET - SEE ITEMS 4 THROUGH 6)
     BENEFICIALLY       --------------------------------------------------------
        OWNED             8    SHARED VOTING POWER
         BY
        EACH                   NONE
      REPORTING         --------------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH
                               1,000,000 (SUBJECT TO A VOTING AGREEMENT - SEE
                               ITEMS 4 THROUGH 6)

                               4,350,000 (SUBJECT TO A VOTING AGREEMENT AND A
                               TERM SHEET - SEE ITEMS 4 THROUGH 6)
                        --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               NONE
--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,350,000 (SUBJECT TO A VOTING AGREEMENT AND A TERM SHEET - SEE ITEMS 4 THROUGH 6)
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.94%
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------



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

ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 2 relates to the Common Stock, no par value ("Common Stock"), of Excite, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Broadway, Redwood City, California 94063.

ITEM 2.   IDENTITY AND BACKGROUND

          This Amendment No. 2 is filed on behalf of Intuit Inc., a Delaware corporation ("Intuit"). Intuit develops, markets and supports financial software and Web-based products and services. The address of Intuit's principal business and its principal office is 2535 Garcia Avenue, Mountain View, California 94043.

          Following are the current directors and executive officers of Intuit:

                               BOARD OF DIRECTORS

                                        PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS                  OCCUPATION                    CITIZENSHIP
-------------------------               -----------------                -----------
William V. Campbell                      Chairman of the Board of        United States of
2535 Garcia Avenue                       Directors of Intuit             America
Mountain View, CA 94043

Christopher W. Brody                     Managing Director (retired),    United States of
E. M. Warburg, Pincus & Co., Inc.        E.M. Warburg, Pincus & Co.,     America
466 Lexington Avenue                     Inc.
New York, NY 10017

Scott D. Cook                            Chairman of the Executive       United States of
2535 Garcia Avenue                       Committee of the Board of       America
Mountain View, CA 94043                  Directors of Intuit

L. John Doerr                            General Partner, Kleiner        United States of
Kleiner Perkins Caufield & Byers         Perkins Caufield & Byers        America
2750 Sand Hill Road
Menlo Park, CA 94025

Donna L. Dubinsky                        Chief Executive Officer,        United States of
Handspring, Inc.                         Handspring, Inc.                America
299 California Avenue
Palo Alto, CA   94306

Michael R. Hallman                       President, The Hallman Group    United States of
The Hallman Group                                                        America
15702 NE 135th Street
Redmond, WA 98502-1756

William H. Harris, Jr.                   President and Chief Executive   United States of
2535 Garcia Avenue                       Officer of Intuit; Director of  America
Mountain View, CA 94043                  Intuit

Burton J. McMurtry                       General Partner, Technology     United States of
Technology Venture Investors             Venture Investors               America
2480 Sand Hill Road, Suite 101
Menlo Park, CA 94025

                               EXECUTIVE OFFICERS


NAME AND BUSINESS ADDRESS                PRESENT PRINCIPAL OCCUPATION           CITIZENSHIP
-------------------------                ----------------------------           -----------
Scott D. Cook                            Chairman of the Executive              United States
2535 Garcia Avenue                       Committee of the Board of Directors    of America
Mountain View, CA 94043

William V. Campbell                      Chairman of the Board of Directors     United States
2535 Garcia Avenue                                                              of America
Mountain View, CA 94043

William H. Harris, Jr.                   President, Chief Executive Officer     United States
2535 Garcia Avenue                       and Director                           of America
Mountain View, CA 94043

Mari J. Baker                            Senior Vice President, Human           United States
2535 Garcia Avenue                       Resources and Corporate                of America
Mountain View, CA 94043                  Communications

Eric C.W. Dunn                           Senior Vice President and Chief        United States
2535 Garcia Avenue                       Technology Officer                     of America
Mountain View, CA 94043

Alan A. Gleicher                         Senior Vice President, Sales           United States
2535 Garcia Avenue                                                              of America
Mountain View, CA 94043

Mark R. Goines                           Senior Vice President, Consumer        United States
2535 Garcia Avenue                       Finance Division                       of America
Mountain View, CA 94043

James J. Heeger                          Senior Vice President, Small           United States
2535 Garcia Avenue                       Business Division and International    of America
Mountain View, CA 94043

David A. Kinser                          Senior Vice President, Operations      United States
2535 Garcia Avenue                                                              of America
Mountain View, CA  94043

Raymond G. Stern                         Senior Vice President, Strategy,       United States
2535 Garcia Avenue                       Finance and Administration             of America
Mountain View, CA 94043

Larry J. Wolfe                           Senior Vice President, Tax             United States
2535 Garcia Avenue                       Products Division                      of America
Mountain View, CA 94043

Greg J. Santora                          Vice President, Finance and            United States
2535 Garcia Avenue                       Corporate Services and Chief           of America
Mountain View, CA 94043                  Financial Officer

Catherine L. Valentine                   Vice President, General Counsel        United States
2535 Garcia Avenue                       and Corporate Secretary                of America
Mountain View, CA 94043

Linda Fellows                            Corporate Treasurer and Director       United States
2535 Garcia Avenue                       of Investor Relations                  of America
Mountain View, CA 94043


----------

          During the last five years, neither Intuit nor, to the best of Intuit's knowledge, any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares reported in lines 7 and 9 of the cover page to Intuit's original Schedule 13D filing were purchased by Intuit on June 25, 1997 pursuant to a Stock Purchase Agreement dated as of June 11, 1997 between the Issuer and Intuit (the "Stock Purchase Agreement"). Intuit purchased a total of 5,800,000 shares of the Issuer's Common Stock (the "Shares") pursuant to the Stock Purchase Agreement. The source of funds for the initial purchase of the Shares was Intuit's working capital. None of the funds used to purchase the Shares consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Intuit sold 450,000 Shares in February 1999 and is filing this Amendment No. 2 to report that is has decided, subject to completion of final documentation, to enter into a forward sale arrangement with respect to 4,350,000 of the remaining Shares.

ITEM 4.   PURPOSE OF TRANSACTION

          Intuit purchased the Shares in June 1997 for investment purposes in connection with a strategic relationship with the Issuer to develop and provide content for a personal finance "channel" on the Internet search and retrieval services operated by the Issuer.

          (a) On January 19, 1999, the Issuer and At Home Corporation ("At Home") announced a proposed merger in which At Home would acquire all of the outstanding stock of the Issuer (the "Merger"). In connection with the proposed Merger, on January 19, 1999, Intuit and At Home entered into a Common Stock Voting Agreement (the "Voting Agreement") in which Intuit agreed to vote the Shares in favor of the proposed Merger and agreed not to transfer any of the Shares unless each transferee executes a counterpart to the Voting Agreement. See Item 6 for a more detailed description of the Voting Agreement.

                In Amendment No. 1 to this Schedule, filed on February 25, 1999, Intuit reported that it had sold 450,000 Shares on February 22-24, 1999. As a condition to those sales, the purchasers of the Shares agreed to be bound by the terms of the Voting Agreement with respect to the shares they purchased. In addition, in Amendment No. 1 Intuit reported that it had made a financial investment decision to dispose of the remaining Shares over time, as appropriate opportunities became available, and was currently evaluating several such opportunities. Consistent with this decision, on March 11, 1999, Intuit decided, subject to completion of final documentation, to enter into a forward sale arrangement with Credit Suisse Financial Products ("CSFP") with respect to 4,350,000 Shares. The terms of the proposed arrangement are reflected in a term sheet (the "Term Sheet") dated March 11, 1999 (see Item 6).

                Except as noted above, Intuit does not presently have any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

          (b) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

          (c) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

          (d) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in any changes in the present Board of Directors or management of the Issuer, including any changes in the number or term of directors or the filing of any existing vacancies on the Board of Directors.

          (e) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

          (f) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure.

          (g) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person.

          (h) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          (j) Except as noted in paragraph (a) above, Intuit does not presently have any plans or proposals that relate to or would result in an action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date of this Amendment No. 2, Intuit beneficially owns a total of 5,350,000 shares of the Issuer's Common Stock, representing approximately 9.94% of the Issuer's outstanding shares of Common Stock (53,829,408 shares as of January 29, 1999, as reported in the Issuer's Form 10-K for the fiscal year ended December 31, 1998, filed with the U.S. Securities and Exchange Commission on February 9, 1999). However, these shares are owned subject to the Voting Agreement and, with respect to 4,350,000 shares, will be subject to the forward sale arrangements contemplated by the Term Sheet, as described in paragraph (b) below and Item 6. To the best of Intuit's knowledge, no person named in Item 2 is the beneficial owner of any shares of Common Stock of the Issuer as of the date of this Amendment No. 2, except that William V. Campbell is the beneficial owner of 1,676 shares.

          (b) Subject to the Voting Agreement described in Item 6, Intuit has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, 1,000,000 shares of the Issuer's Common Stock. Subject to the Voting Agreement and, if definitive documents contemplated by the Term Sheet are executed, subject to the terms of the forward sale arrangements, Intuit has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, 4,350,000 shares of the Issuer's Common Stock. With respect to the 1,676 shares owned by Mr. Campbell, he has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, 1,292 shares, and shared power to vote and to direct the vote of, and shared power to dispose or to direct the disposition of, 384 shares (power is shared with his spouse).

          (c) Intuit sold 450,000 Shares from February 22 through February 24, 1999 in brokers' transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Shares were sold at an average price of $94.13 per share (net of brokers' commissions). As a condition to those sales, the purchasers of the Shares agreed to be bound by the terms of the Voting Agreement with respect to the shares they purchased. Effective March 11, 1999, Intuit entered into the Term Sheet relating to a forward sale arrangement with respect to 4,350,000 Shares, as described in Item 4(a). Intuit has not effected any other transactions in the Issuer's Common Stock during the past 60 days. To the best of Intuit's knowledge, no person named in
                Item 2 has effected any transactions in the Issuer's Common Stock during the past 60 days except as follows: Eric Dunn sold 1,596 shares on February 1, 1999 in open market transactions at an average price of $120.38 per share. David Kinser sold 500 shares on January 6, 1999 in open market transactions at a price of $48.44 per share. Scott Cook sold 3,730 shares on January 13, 1999 in open market transactions at a price of $67.82 per share.

          (d) Except as described in Item 4(a), no other person is known to Intuit to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by Intuit on the date of this Amendment No. 2.

          (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

STOCK PURCHASE AGREEMENT AND RELATED AGREEMENTS

          In connection with Intuit's initial purchase of the Shares, Intuit and the Issuer entered into the Stock Purchase Agreement, as well as a Registration Rights Agreement, a Right of First Refusal Agreement and a Nomination and Observer Agreement. These agreements imposed certain obligations on Intuit, and gave Intuit certain rights, with respect to the Shares. As a result of the proposed Merger and the fact that Intuit no longer owns 10% of the Issuer's outstanding Common Stock, the obligations and rights under these agreements are no longer applicable to Intuit.

COMMON STOCK VOTING AGREEMENT

          Intuit and At Home entered into the Common Stock Voting Agreement (the "Voting Agreement") in connection with the proposed merger of At Home Corporation and the Issuer. Under the terms of the Voting Agreement, Intuit has agreed that the shares held by it (either shares owned of record or shares beneficially owned over which Intuit exercises voting power) shall be voted (i) in favor of adoption and approval of the merger agreement between At Home and the Issuer and approval of the merger and (ii) against approval of (a) any proposal made in opposition to or in competition with the consummation of the merger, (b) any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than At Home or its affiliates or (c) any liquidation or winding up of Issuer. Intuit has agreed that until the earlier of the termination of the Voting Agreement or the Record Date (as defined in the Voting Agreement), and subject to certain requirements, Intuit will not transfer any of the Subject Securities (as defined in the Voting Agreement), unless each transferee to which any of the Subject Securities, or any interest in any such Subject Securities, is or may be transferred executes a counterpart to the Voting Agreement and agrees in writing to hold such Subject Securities (or interest in any of such Subject Securities) subject to the terms and provisions of the Voting Agreement.



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

TERM SHEET FOR FORWARD SALE

        Effective March 11, 1999, Intuit and CSFP entered into the Term Sheet with CSFP, outlining the terms of the forward sale arrangements with respect to 4,350,000 shares of the Issuer's Common Stock. If the transactions contemplated by the Term Sheet are completed, Intuit will deliver 4,350,000 shares to CSFP after the restrictions imposed by the Voting Agreement have terminated, and in any event on or before September 30, 1999 (the "Settlement Date"). On the Settlement Date, CSFP will pay Intuit for the 4,350,000 shares, with the price equal to the proceeds from prior sales by CSFP of the same number of shares of the Issuers' Common Stock, less a negotiated fee. The Term Sheet contemplates that the parties will enter into definitive agreements with respect to the forward sale (including a Securities Contract and Pledge Agreement) and that Intuit will deposit its 4,350,000 Shares into a collateral account and enter into the Pledge Agreement to secure its obligations under the forward sale arrangements. In connection with the Pledge Agreement, CSFP would become a party to the Voting Agreement with respect to the 4,350,000 shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following documents are filed as exhibits hereto:

          Exhibit A      Stock Purchase Agreement, dated as of June 11, 1997,
                         between the Issuer and Intuit (1)

          Exhibit B      Nomination and Observer Agreement, dated as of June 25,
                         1997, between the Issuer and Intuit (1)

          Exhibit C      Registration Rights Agreement, dated as of June 25,
                         1997, between the Issuer and Intuit (1)

          Exhibit D      Right of First Refusal Agreement, dated as of June 25,
                         1997, between the Issuer and Intuit (1)

          Exhibit E      Amendment to Restated and Amended Investors' Rights
                         Agreement, dated as of June 25, 1997, among the Issuer, Institutional Venture Partners VI, Institutional
                         Venture Management VI, IVP Founders Fund I, L.P.,
                         Kleiner Perkins Caufield & Byers VII, KPCB VII Founders
                         Fund, KPCB Information Sciences Zaibatsu Fund II and
                         Intuit (1)

          Exhibit F      Common Stock Voting Agreement, dated as of January 19,
                         1999, between Intuit and At Home Corporation (2)

          Exhibit G      Term Sheet for Forward Sale of Excite Common Stock,
                         dated March 11, 1999, by and between Intuit and Credit
                         Suisse Financial Products

(1) Incorporated by reference to Intuit's initial Schedule 13D with respect to the Issuer, filed with the Securities and Exchange Commission on July 7, 1997.

(2) Incorporated by reference to Intuit's Schedule 13D, Amendment No. 1 with respect to the Issuer, filed with the Securities and Exchange Commission on February 25, 1999.



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

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1999


INTUIT INC.


By:  /s/ CATHERINE L. VALENTINE
     -------------------------------
     Name:  Catherine L. Valentine
     Title: Vice President and General Counsel



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


                                  EXHIBIT INDEX



                                                                   Sequentially
  Exhibit          Document Description                            Numbered Page
  -------          --------------------                            -------------
  Exhibit G       Term Sheet for Forward Sale of Excite Common
                  Stock, dated March 11, 1999, by and between
                  Intuit and Credit Suisse Financial Products



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